August 16, 2007

VIA EDGAR

Mr. David R. Humphrey, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

CF/AD 5

100 F Street N.E.

Washington, DC  20549-3561

Re:  American Wagering, Inc.

Form 10-KSB for the fiscal year ended January 31, 2007

File No. 000-20685

Dear Mr. Humphrey:

This letter sets forth responses from American Wagering, Inc. (“AWI” or “the Company”) to comments in your letter dated June 26, 2007.

We have carefully reviewed your letter internally and with assistance from our outside corporate securities counsel, Gordon & Silver, Ltd. on the legal issues addressed in this letter and we prepared the accompanying response. Additionally, we have proposed some revisions to the Company’s Form 10-KSB on Form 10-KSB/A, as indicated below. The Company’s independent registered public accounting firm has reviewed this response and the proposed revisions to be included in an amendment.

Provided below are each of your comments from your letter (underscored), followed by the Company’s responses (bold), to those comments.

Form 10-KSB for the year ended January 31, 2007

Financial Statements

Note 1-Nature of Operations and Background Information

Net Income per Common Share, page 36

1.               Please revise your presentation to include a reconciliation of both the numerators and denominators of the basic and diluted earnings per share calculations for each period an income statement is presented, as required by paragraph 40 (a) of SFAS 128. Please explain in your response how the measure of diluted weighted average common shares outstanding is less than basic common shares outstanding in 2007. Consideration should also be given to providing Exhibit 11 pursuant to Item 601 of Regulation S-B.

Response:  The Company made a minor clerical error in computing the number of basic and diluted weighted average shares, but it had no consequence in the form of any impact on reported diluted earnings per share (“EPS”). Accordingly, the Company proposes to correct this in an amendment to Form 10-KSB for the fiscal year ended January 31, 2007 and in future filings.  The correct number of basic shares was 8,178,991 instead of 8,228,991 and the correct number of diluted shares was 8,189,509 instead of 8,222,354.

A proposed rewritten footnote and reconciliation pursuant to paragraph 40(a) of SFAS 128 appears below:

Net income per common share.

Basic net income per common share is calculated based on the weighted average number share of common stock outstanding during the reporting period.  Diluted net income per common share is calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period.

The following is a reconciliation of the numerators and denominators of the net income per common share computations for the periods presented:

		Weighted
		Average
	Net	Common	Per
	Income	Shares	Share
	(numerator)	(denominator)	Amount
2007
Net income	$1,830,700
Less preferred stock dividends (Note 4)	(141,620)
Basic net income per common share
Net income available to common shares	1,689,080	8,178,991	$0.21
Effect of dilutive stock options		10,518
Diluted net income per common share
Net income available to common shares	$1,689,080	8,189,509	$0.21

2006
Net income	$419,229
Less preferred stock dividends (Note 4)	(141,620)
Basic net income per common share
Net income available to common shares	277,609	8,062,098	$0.03
Effect of dilutive stock options		6,637
Diluted net income per common share
Net income available to common shares	$277,609	8,068,735	$0.03

The Company also prefers to provide a computation for share earnings, both on a primary and fully diluted basis that can be clearly computed in our future disclosures, similar to the one above, rather than providing Exhibit 11 pursuant to Item 601 of Regulation S-B.

2.               Please revise your disclosure to include, for each year an income statement is presented, the securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive. Refer to the guidance in paragraph 40(C) of SFAS 128.

Response: As stated in Note 1 to our consolidated financial statements, “Diluted income per common share considers potentially dilutive securities (options) as outstanding…”

We propose to clarify our disclosure in this regard in an amendment to Form 10-KSB for the fiscal year ended January 31, 2007, and in future filings, with language such as “Diluted income per common share considers potentially dilutive securities consisting solely of stock options of 10,518 and 6,637 at January 31, 2007 and 2006, respectively.”  Additionally, if the Company were to report a net loss in the future, our disclosures will state that the potentially dilutive securities were not used to calculate diluted EPS since the effect of including them in such a calculation would be anti-dilutive because of a loss.

Note 3-Long Term Debt, page 37

3.               Please explain to us via tabular reconciliation in your response how the amounts presented in your table here reconcile in total and by individual caption to the amounts discussed in your narrative below the table.

Response: Management proposes the following revised Note 3-Long-term debt to clarify the disclosure. The reconciliation of Sturgeon’s is shown, totals were added to the table and the narratives tie to the totals.  Our prior disclosure was not inaccurate, but the proposed revised disclosure is clearer.

3.   Long-term Debt

Long-term debt on the consolidated balance sheet as of January 31, 2007 was $5,185,646 and comprised of the following:

	2008 (1)	2009	2010	2011	2012	Total

Sturgeon’s	$135,487	$1,650,509	$50,198	$—	$—	$1,836,194
Kiosks	186,056	208,978	133,600	—	—	528,634
Racusin	1,502,374	300,000	300,000	300,000	280,000	2,682,374
Other	56,700	35,981	33,123	11,092	1,548	138,444
Total	$1,880,617	$2,195,468	$516,921	$311,092	$281,548	$5,185,646

(1) Current portion of Long-Term Debt

Sturgeon’s:

On March 1, 2006, AWIG acquired Sturgeon’s for $1,800,000, with a remaining balance of $1,500,000.   In connection with the acquisition, AWIG incurred initial indebtedness of $1,800,000, which included a bank loan of $1,500,000, collateralized by a 1st deed of trust on the Sturgeon’s real estate and a security interest in the personal property and fixtures of Sturgeon’s and a loan for $300,000 from Victor Salerno, AWI’s CEO, and his wife, AWI’s General Counsel, which was repaid prior to January 31, 2007. Interest on the bank loan is payable monthly at the Wall Street Journal-listed prime rate plus 2.00% and the principal is due in a single payment on March 1, 2008. Subsequent to the acquisition, AWI entered into two contracts payable with International Game Technology (“IGT”), of which terms are similar in nature, maturing in March and May of 2009, with fixed interest rates of 10.50% and 10.75% per annum for casino equipment with a total balance outstanding of $336,194 at January 31, 2007. See table below.

Bank loan	$1,500,000
IGT equipment loans, of which $135, 487 represents the current portion	336,194
Total Sturgeon’s long-term debt	$1,836,194

Kiosks:

On August 8, 2006, the Company entered into a sale/lease-back transaction with a finance company involving 75 race/sports kiosks for a sale price of $600,000 (less a $2,500 documentation fee and a 5.0% closing fee). Lease payments are $238,032 per year for 3 years. At the conclusion of the lease term, the Company may exercise a bargain re-purchase option for $1. Accordingly, the Company has accounted for this transaction as a capital lease. The total outstanding balance of long-term debt for Kiosks as of January 31, 2007 was $528,634.

Racusin:

The total amount of Racusin long-term debt was $2,682,374 outstanding at January 31, 2007, bearing interest at a rate of 8.0% per annum. The current portion of $1,502,374 was outstanding for the Racusin case in the event that the Company does not prevail in this litigation.

Other:

Primarily various automobile loans, with a total outstanding balance of $138,444 at January 31, 2007 are also included in long-term debt with various maturities ranging from one to five years and interest rates ranging from 11.5% to 12.0%.

Note 4-Series A Preferred Stock, page 38

4.               We note that certain preferred shares are classified as liabilities because they may be put to the company for redemption at any time. We assume that the redemption price does not include the value of any cumulative undeclared dividends and interest that have accumulated on these shares. Please confirm or supplementally explain whether or how you account for these accumulated amounts.

Response: There were no cumulative undeclared dividends or any accumulated interest that had not been paid on these preferred shares of stock as of January 31, 2007. The cash dividends on all preferred shares are accrued and paid monthly, at 10% compounded annually, and charged to Retained Earnings as accrued. At January 31, 2007, there were no accumulated and/or unpaid dividends or any unpaid interest due on these shares. In future filings we propose to make a statement clarifying this in the Preferred Stock footnote.

Note 5-Capital Stock and Stock Options, page 39

5.               Refer to the related disclosure presented on page 36. Please explain to us why you have chosen to calculate the volatility factor used in your Black-Scholes calculation “over the past year.” Include in your response how you considered the expected term of options granted in your decision. Refer to paragraph A18 (d), A20-22, and A32 of SFAS 123(R).

Response: Management believes that we have used the appropriate historical data, after our analysis to indicate the expected volatility factor and the expected term of options granted in accordance with SFAS 123(R).

We determined that the expected value of the future volatility was best represented by the average of the amounts in the range from the prior year based on the stock option’s expected contractual term.  We used only the prior year instead of including any earlier periods to avoid the abnormal volatility and higher than normal trading volume experienced during the bankruptcy period. The Company emerged from bankruptcy in March 2005.  Management believes that measuring the volatility factor over the past year and using the data from our statistical model is the best indicator of future volatility. For prospective calculations related to future volatility as part of SFAS 123(R), the Company will re-evaluate the historical volatility period with each calculation and most likely use the cumulative historical data that is in the post bankruptcy period, in order to best represent future volatility.

The Company also used its statistical model, based on historical data to determine the expected term of options granted.  The stock option exercise patterns of the Company, the vesting period and the contractual terms of the options granted were considered to anticipate the expected terms. Management believes that our estimate of the expected term for stock options granted is appropriate.

Note 9-Business Segments, page 43

6.               Please revise your document to present all reconciliations required by paragraph 32 of SFAS 131. Specifically, it is unclear how you have satisfied the requirement to reconcile your reportable segments’ revenues, net income, and assets to the corresponding consolidated amounts as presented in the financial statements. While we noted that the combined segment revenues and segment operating results tie directly to the consolidated income statement, combined assets and capital expenditures do not. With regard to capital expenditures, please tell us how these totals reconcile to your cash flow disclosures. Finally, please tell us how the acquisition for Sturgeon’s is presented in the cash flow statement.

Response: Management proposes to amend Note 9 to include the following additional disclosure as required by paragraph 32 of SFAS 131.

Operating Income (Loss) to Income Before Taxes. The following table reconciles the operating income (loss) from each segment to income before taxes.

	Year Ending January 31,
	2007	2006
Operating Income (Loss)
Wagering	$1,476,940	$(165,050)
Hotel/Casino	(263,998)	—
Systems	988,522	131,426
	2,201,464	(33,624)
Other Income (Expenses)
Interest Income	103,605	57,249
Interest Expense	(203,313)	(26,281)
Reorganization Expense	—	(43,493)
Litigation Expense	(386,698)	328,624
Other, net	115,642	153,353
	(370,764)	469,452

Income Before Income Taxes	$1,830,700	$435,828

Management proposes to further amend this Note 9 to reflect the correct numbers regarding Identifiable Property:

Identifiable Property	2007	2006
Wagering	$3,780,425	$3,162,048
Hotel/Casino	2,458,162	—
Systems	4,716,170	2,583,178
Unallocated	2,217,520	2,104,273
	$13,172,277	$7,849,499

Capital expenditures of $3,218,466 per Note 9. “Business Segments” reconciles to the Consolidated Statement of Cash Flows as follows:

Purchase of property and equipment per the Consolidated Statements of Cash Flows is $1,163,462, plus the non-cash bank loan of $1,500,000 included in Note 11. “Acquisition of Sturgeon’s”, plus included in Note 10. “Supplementary Cash Flow Information” under Inventories is $555,004 in inventory acquisitions. The total of these three cash flow items equals the total $3,218,466 included in the “Business Segments” footnote (Note 9).

The acquisition of Sturgeon’s is reflected in the Statement of Cash Flows as follows: Included in the Statements of Cash Flow, under Financing Activities, Proceeds from borrowings includes $300,000 (representing the loan from Vic and Terina Salerno) and included in Repayments of borrowings is ($300,000), (representing the repayment of the loan from Vic and Terina Salerno). We disclosed the bank financing in Note 11. “Acquisition of Sturgeon’s” for $1,500,000 representing the non-cash portion of the acquisition and in Note 3. “Long-Term Debt”. We did not additionally disclose the $1,500,000 in Note 10. “Supplementary Cash Flow Information,” since we did disclose this information in Notes 3 and 11, and we considered it redundant to also include it in the “Supplementary Cash Flow Information” footnote (Note 10)

Note 11-Acquisition of Sturgeon’s page 45

7.               We note from your Form 8-K/A filed May 16, 2006, that you determined the acquisition of Sturgeon’s not to be significant to a level where provision of any year’s audited financial statements would be required. Please provide us with the computation of significance under Item 310(c)(2) of Regulation S-B and your analysis of all three tests as performed under Item 310(c)(3) of Regulation S-B. We may have further comment on your response.

Response: A separate supplemental response has been drafted and will be submitted within the next week, per our July 29, 2007 discussion.

8.               Please clarify the apparent discrepancy between your discussion of indebtedness here related to the Sturgeon’s acquisition and that contained in Note 3. Specifically, although it appears from the information contained in this footnote that the $300,000 Salerno advance has since been repaid, its exclusion from the debt footnote in the context of the acquisition discussion is confusing. Also, please address how the $200,707 discussed in your debt footnote was originated as it is currently unclear whether such debt was acquired in the Sturgeon’s transaction.  Finally, identify “ITG”, tell us why you disclosed these contracts under long-term debt, and explain how their balance of $200,707 has been classified and presented in your balance sheet.

Response:  The $300,000 Salerno advance has been repaid (as is stated in Note 11) and is not outstanding debt as of fiscal year-end; therefore, it is not included in or discussed in Note 3 or the table in Note 3; which lists all “Long-Term Debt.”  In Note 11, the acquisition of Sturgeon’s was described as it was originated.

The $336,194 relates to the purchase of slot machines (in a separate transaction after the acquisition of Sturgeon’s via vendor financing from International Game Technology (“IGT”)) for use in the Sturgeon’s casino. The long-term portion of those two IGT loans was $200,707 and the short term portion was $135,487. The supplementary table in Note 3 under “Sturgeon’s” lists the components of Sturgeon’s long-term debt. This equipment is included in that table. See proposed revised Note 3. Item 3. above.

We do not believe any clarifying revision to our previously filed annual financial statements is necessary for this matter but propose to clarify this wherever applicable in future filings.

9.               As a related matter, you have not provided the disclosures required by paragraphs 51 (b) and (e) of SFAS 141. Specifically, please revise your disclosure to explain the primary reason for your acquisition, and include a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity on the acquisition date. The condensed balance sheet should summarize the purchase price, and include indebtedness and other liabilities assumed (shown on separate lines) as part of the total consideration paid.

Regarding paragraph 51 (b):  Management believes it has already adequately disclosed the reasons (see Attachment 1) for the Sturgeon’s acquisition as required by paragraph 51 (b) of SFAS 141.  However, these disclosures were made outside the related footnote to the financial statements for the fiscal year-ended January 31, 2007.  Since the disclosure is a GAAP requirement, management acknowledges that the disclosure should be in the financial statement footnotes even if also disclosed elsewhere; therefore, the Company proposes additional language to the footnote in an amendment to the Form 10-KSB for the fiscal year ended January 31, 2007 as follows:  “The purpose of the acquisition of Sturgeon’s was to diversify and strengthen our cash flows and broaden our revenue base by operating this small casino.”

Regarding paragraph 51 (e), the condensed balance sheet for Sturgeon’s as required by paragraph 51 (e) of SFAS 141, management proposes to incorporate this table in the financial statement footnote:

Sturgeon’s Inn & Casino

Purchase Price Allocation

Land	$505,558
Buildings	795,618
Other	498,824
Total Purchase Price	$1,800,000

We recognize that the omission from the annual financial statement of the disclosures required by paragraph 51 (b) and (e) of SFAS 141, although inadvertent, is a GAAP departure. Management proposes to amend the footnote and amend the Form 10-KSB for the fiscal year ended January 31, 2007 to include the table above and the reasons for the acquisitions as listed above.

10.         We note your disclosure here that your asset valuation was “corroborated” by an independent third party appraisal.  Such disclosure assigns responsibility for the valuation and assignment of costs to an individual other than management, an “expert.” As such, this expert must be explicitly named in your document and a consent from such expert must be filed under Exhibit 23. Refer to Item 601 of Regulation S-K. Please revise your document to either name such third party and provide their consent under exhibit 23, or remove this reference and all other similar references throughout your filing.

Response: Management takes full responsibility for the valuation and, as stated in our Form 10-KSB for the fiscal year ended January 31, 2007, used the service of a professional appraiser only as corroborating evidence to support its valuation. Accordingly, the Company plans to eliminate any erroneous implication in such regard by amending the first paragraph on page 46 of Form 10-KSB for the fiscal year ended January 31, 2007. See proposed amended paragraph in Response to Item 12 below.

11.         Your discussion on page 46 indicates that management attributes the negative goodwill to the value of the land acquired, but that SFAS 141 requires you to perform a pro-rata write-down is inappropriate as financial statement disclosure should only include variation techniques and assertions that are consistent with generally accepted accounting principles. Your assertion that the negative goodwill is attributable only to land is not in accordance with GAAP and is confusing. As such, please eliminate this assertion from your discussion of value assignments.

Response: Management proposes to eliminate the erroneous assertion that the negative goodwill is attributable only to land by amending this paragraph. See proposed amended paragraph in Response to Item 12.

12.         Further, you state that as all assets were reduced on a pro rata basis as a result of the negative goodwill, no unallocated negative goodwill remained to be recognized as an extraordinary gain from the acquisition of Sturgeon’s nor was any portion of the purchase price available for allocation of future operations.  Please also eliminate this discussion as it implies allocation of negative goodwill to an extraordinary gain and allocation of purchase price to “future operations” might be permissible in these circumstances and therefore it is confusing.

Response: Management proposes to eliminate this discussion from Note 11 in the Form 10-KSB for the fiscal year ended January 31, 2007, by amending this paragraph as follows:  “In accordance with SFAS No. 141, Business Combinations, the Company performed a valuation to determine, among other things, the cost of the acquired entity and to assign that cost to the assets acquired on the basis of their fair values. Based upon this valuation process, the Company determined an overall asset value for Sturgeon’s of $2,091,570, which amount exceeded the purchase price of $1,800,000 and resulted in tentative negative goodwill in the amount of $291,570. Pursuant to paragraphs 44 and 45 of SFAS No. 141, the negative goodwill was apportioned to all of the acquired assets on a pro rata basis, subject to the applicable exceptions listed in paragraph 44.”

Financial Statement Schedule

13.         In accordance with the requirements of Rule 5-04 of Regulation S-X, please provide Schedule II (Valuation and Qualifying Accounts), if applicable. In this regard, among other items that may be required, the schedule should include data for all periods for the following valuation and qualifying accounts, as applicable and if significant (1) allowance for doubtful accounts receivable; (2) reserves for excess and obsolete inventories; (3) reserves for sales allowances, discounts, rebates and other adjustments. Also, please ensure that such schedule is examined and covered by the independent accountant in their audit report.

Response:  It is management’s understanding that under Regulation S-B, an S-B issuer is not subject to the Regulation S-X requirements for Financial Statement Schedules. Additionally, the Company has no allowances for doubtful accounts receivable, sales allowances, discounts, rebates and other adjustments, or excess and obsolete inventories; at the beginning or end of any the periods presented in the Form 10-KSB. Therefore, we believe, the Financial Statement Schedule II (Valuation and Qualifying Accounts) would not have been required for us even if otherwise applicable, and we propose no revision in response to this request.  We will however, consider these potential disclosures in our future filings, and if we believe the relevant information is significant to our financial statement users, we will include the information, even though not required, either as part of either the notes to our consolidated financial statements, or in the form of a Financial Statement Schedule.

Form 10-QSB for Quarter Ended April 30, 2007

Management’s Discussion and Analysis

Results of Operations, page 13

14.         In periodic filings, beginning with your next form 10-QSB, please also address comparative profitability measures by segment. To the extent practicable, your discussions should enable the reader to distinguish between known trends, events or uncertainties that have had or are reasonably likely to have a material impact upon revenues or profitability and events and transactions that are unusual or infrequent.

Response:  In future filings, the Company will more specifically identify known trends, events or special circumstances with regard to the segments.  We will discuss in more depth, and statistically, where possible, and provide more support for the general reasons we stated for changes in the revenue and income regarding our segments.

15.         You state that Mr. Salerno concluded that disclosure controls and procedures were not sufficiently effective at the end of the first quarter of fiscal 2008. Please tell us and disclose on an ongoing basis, as applicable, how you and your accountants were able to obtain assurance that your unaudited interim financial statements may be relied upon.

Response from the Company: My conclusion as Chief Executive Officer, President and Acting Principal Financial Officer that disclosure controls and procedures were not sufficiently effective at the end of the first quarter of fiscal 2008 was based primarily on the absence of a more qualified, full-time Chief Financial Officer (“CFO”) for which the Company was engaged in an executive search.  As noted in our Form 10-KSB for the fiscal year ended January 31, 2007, filed on May 31, 2007, and our Form 10-QSB for the quarterly period ended April 30, 2007, filed (only two weeks later) on June 14, 2007, the Company had no CFO and (until August 6, 2007) was working with inadequate accounting staff.

However, to provide the undersigned with assistance and advice and thereby afford sufficient comfort as to the reliability of the financial statements, the Company did engage the services of a an independent contractor to assist with many of the CFO duties, including assistance with the filing of the Form 10-KSB for the fiscal year ended January 31, 2007 and the Form 10-QSB for the quarterly period ended April 30, 2007. The independent contractor was experienced as a prior CFO and had practiced before the SEC on behalf of several public companies in her career. This temporary, part-time person assisted the Company with some of the closing processes, partial review and preparation of the SEC filings and worked closely with our independent registered public accounting firm in the financial statement review process and with outside SEC counsel.

Our independent registered public accounting firm has informed us that it performed its quarterly review services pursuant to SAS 100, as required. As you know, in performing such services, an independent accountant does not “obtain assurance that … [the issuer’s] unaudited interim financial statements may be relied upon,” as one would from the examination of evidential matter during the conduct of an audit, but rather obtains what is frequently referred to as “limited assurance,” based only on inquiries and analytical procedures, that the financial statements are not likely to contain material misstatements. Our independent registered public accounting firm has also informed us that it believes the scope of its inquiries and analytical procedures were qualitatively and quantitatively sufficient in the circumstances to meet the requirements of SAS 100.

* * * * * *

In connection with this response, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if the proposed amendments to the Company’s Form 10-KSB for the fiscal year ended January 31, 2007, as set forth above, are acceptable.  If they are, we will proceed promptly with the filing of the amendment.

Thank you for your consideration of the above matters.

Sincerely,

/s/ Victor J. Salerno
Mr. Victor J. Salerno
Chief Executive Officer and President

cc:	Richard L. Galin, Esq.
Gordon & Silver, Ltd.
3960 Howard Hughes Pkwy.
Ninth Floor
Las Vegas, NV 89169

Kelly Parker, CPA
Piercy Bowler Taylor & Kern
6100 Elton Ave, Ste 1000
Las Vegas, NV 89107-0123

Ms. Margery Reich and Ms. Amy Geddes
Division of Corporation Finance
U.S. Securities and Exchange Commission
CF/AD 5
100 F Street N.E.
Washington, DC 20549-3561

ATTACHMENT 1

The Company filed a Form 8-K and press release (exhibit 99.1) on June 21, 2005 which announced the pending acquisition and explains the reason for the acquisition. This is an excerpt from that press release:  “The Sturgeon’s acquisition is expected to be accretive to the Company’s operating results. Victor Salerno, the Company’s CEO and President, said, “One of our core growth strategies has been to broaden our revenue base and diversify cash flows. To this end, the Company recently formed AWI Gaming to search out and acquire hotel/casino operations that we believe will be accretive to overall operating results. The acquisition of Sturgeon’s Inn & Casino meets these criteria and brings this established operation under the American Wagering umbrella, which we believe will benefit Sturgeon’s day-to-day operations and our shareholders.”

Additionally, the following excerpt is from the Form 10-KSB for the year ended January 31, 2006 (page 23):  “Our business model through the Wagering Segment is based on providing our customers with a competitive product combined with the convenience they have come to expect. The Wagering Segment derives revenue through the operation of race and sports books throughout Nevada via the Leroy’s subsidiary and lease fees related to the self-service wagering kiosk via the AWIM subsidiary. The acquisition of Sturgeon’s Inn & Casino (through AWIG) was completed after January 31, 2006 and, as such, will not significantly impact the Wagering Segment until the fiscal year ending January 31, 2007.

Our business model through the Systems Segment is based on a strategy of developing next generation hardware and software for the race and sports wagering industry. The Systems Segment derives revenue through licensing and software development fees, sales of hardware, and maintenance fees via the CBS subsidiary and lease fees related to the self-service contest kiosk via the CSS subsidiary.

Our goal is to position AWI as the leading race/sports provider in Nevada and a market leader in the operation of smaller hotel/casino operations; AWI’s various subsidiaries uniquely position AWI to take advantage of the growth in the gaming industry in general and to provide the industry with the software necessary to maintain their competitive edge. Our primary operating strategies for the foreseeable future are to focus on our core businesses relating to the race and sports industry and the acquisition of additional hotel/casino opportunities. In regard to Leroy’s, we intend to continue operating existing books, adding new books where and when appropriate, and to continue to be more efficient in order to reduce expenses. In regard to CBS, we intend to continue developing, selling and maintaining computerized race and sports wagering systems for the gaming industry. In regard to AWIM, we intend to continue developing the self-service wagering kiosk, installing the kiosk in Leroy’s locations to assist in controlling escalating personnel costs, and marketing the kiosk to non-Leroy’s locations. In regard to CSS, we intend to continue developing the contest-related kiosk and marketing the kiosk to non-Leroy’s locations. In regard to AWIG, we intend to seek additional hotel/casino acquisitions to diversify and strengthen cash flows. In regard to Sturgeon’s, we intend to continue operating the facilities, changing the slot mix where and when appropriate, and changing existing procedures to increase efficiency while reducing expenses. We have implemented and are continuing to initiate other cost cutting measures.”

The following excerpt is from the Form 10-QSB for the quarter ended April 30, 2006 (page 13).  “Overview. Our primary operating strategies for the foreseeable future will be to focus on our core businesses relating to the race and sports industry and to grow the Company through the acquisition/operation of hotel/casino properties. In regard to Leroy’s, we intend to continue operating its existing race and sports books, add new books where and when we are able to secure agreements for them, and operate more efficiently in order to reduce expenses. In regard to CBS, we intend to continue developing, selling and maintaining computerized race and sports wagering systems for the gaming industry. In regard to AWIM, we intend to continue developing self-service wagering kiosks, installing the kiosks in Leroy’s locations to assist in controlling escalating personnel costs, and marketing the kiosks to non-Leroy’s locations. In regard to CSS, we intend to continue developing contest-related kiosks and marketing the kiosks to non-Leroy’s locations. In regard to AWIG, we intend to acquire and operate hotel/casino properties if we are able to obtain the necessary financing on acceptable terms. In regard to Sturgeon’s, we intend to continue operating the facility, refreshing the slot floor, upgrading the property as cash flow permits, and operating more efficiently in order to reduce expenses. In addition, we have implemented and are continuing to initiate other cost-cutting measures.”

The following excerpt is from the Form 10-QSB for the quarter ended July 31, 2006 (page 15).  “Overview. Our primary operating strategies for the foreseeable future will be to focus on our core businesses relating to the race and sports industry and to grow the Company through the acquisition/operation of hotel/casino properties. In regard to Leroy’s, we intend to continue operating its existing race and sports books, add new books where and when we are able to secure agreements for them, and operate more efficiently in order to reduce expenses. In regard to CBS, we intend to continue developing, selling and maintaining computerized race and sports wagering systems for the gaming industry. In regard to AWIM, we intend to continue developing self-service wagering kiosks, installing the kiosks in Leroy’s locations to assist in controlling escalating personnel costs, and marketing the kiosks to non-Leroy’s locations. In regard to CSS, we intend to continue developing contest-related kiosks and marketing the kiosks to non-Leroy’s locations. In regard to AWIG, we intend to acquire and operate hotel/casino properties if we are able to obtain the necessary financing on acceptable terms. In regard to Sturgeon’s, we intend to continue operating the facility, refreshing the slot floor, upgrading the property as cash flow permits, and operating more efficiently in order to reduce expenses. In addition, we have implemented and are continuing to initiate other cost-cutting measures.”

The following excerpt is from the Form 10-QSB for the quarter ended October 31, 2006 (page 14).  “Overview. Our primary operating strategies for the foreseeable future will be to focus on our core businesses relating to the race and sports industry and to grow the Company through the acquisition/operation of hotel/casino properties. In regard to Leroy’s, we intend to continue operating its existing race and sports books, add new books where and when we are able to secure agreements for them, and operate more efficiently in order to reduce expenses. In regard to CBS, we intend to continue developing, selling and maintaining computerized race and sports wagering systems for the gaming industry. In regard to AWIM, we intend to continue developing self-service wagering kiosks, installing the kiosks in Leroy’s locations to assist in controlling escalating personnel costs, and marketing the kiosks to non-Leroy’s locations. In regard to CSS, we intend to continue developing contest-related kiosks and marketing the kiosks to non-Leroy’s locations. In regard to AWIG, we intend to acquire and operate hotel/casino properties if we are able to obtain the necessary financing on acceptable terms. In regard to Sturgeon’s, we intend to continue operating the facility, refreshing the slot floor, upgrading the property as cash flow permits, and operating more efficiently in order to reduce expenses. In addition, we have implemented and are continuing to initiate other cost-cutting measures.”

The following excerpt is from the Form 10-KSB for the year ended January 31, 2007 (page 24).  “Overview.  Our primary operating strategies for the foreseeable future are to focus on our core businesses relating to the race and sports industry, the operation of Sturgeon’s and the acquisition of additional hotel/casino operations through AWIG.  Concerning Leroy’s, we intend to continue operating existing sports books, adding new books where and when appropriate, and continue to become more efficient in order to reduce expenses.  Regarding CBS, we intend to continue developing, selling and maintaining computerized race and sports wagering systems for the gaming industry.  As to AWIM, we intend to continue developing the self-service wagering kiosk, installing the kiosk in Leroy’s locations to assist in controlling escalating personnel costs, and marketing the kiosk to non-Leroy’s locations. With regard to AWI Int’l, we intend to seek strategic alliances with third party gaming suppliers and/or gaming operators that desire to utilize our expertise in the race and sports industry to gain a competitive advantage by offering the gaming operator and/or the betting patron a well-rounded gaming experience. Regarding AWIG, we intend to seek additional hotel/casino acquisitions that meet our established criteria.  As to Sturgeon’s, we intend to continue to operate the facility, change the slot mix where and when appropriate, and modify existing procedures to increase efficiency and reduce expenses.  We have implemented, and are continuing to initiate, other cost cutting measures.”